Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following was posted on Gillette’s internal website:

Gillette CEO Views Combination with P&G as Leading to New Era of Growth

24-Feb-2005

Scottsdale, Arizona James M. Kilts, chairman, president and chief executive officer of The Gillette Company, said today that Gillette’s second consecutive year of record results in 2004, which capped a four-year turnaround of the Company, had set the stage for the creation of the best consumer products company in the world through the proposed combination of Gillette and Procter & Gamble.

Mr. Kilts cited continued gains in key financial measures, significant franchise growth behind a strong new products program and enhanced organizational capabilities as the drivers of Gillette’s record across-the-board performance in 2004.

He also noted the strong momentum of the Company’s sales and earnings growth. Gillette sales rose 5 percent in 2002, 9 percent in 2003 and 13 percent in 2004, while earnings per share climbed 15 percent, 18 percent and 25 percent, respectively, in those years.

In describing the many strengths Gillette brings to the combination with P&G, Mr. Kilts said, “Strength plus strength will equal success as a very strong Gillette combines with an equally strong Procter & Gamble. We will create a global company built upon scale, diversity and brand strength all requisites for consistent growth in a consolidating, highly competitive global environment. This is an opportunity to help build something that Gillette has been pursuing for four years … to become the best consumer products company in the world.”

Mr. Kilts discussed the businesses and capabilities Gillette has created, which will continue to deliver, strong consistent growth. He described four key growth drivers that give the Company a unique competitive advantage: Gillette’s presence in high-growth, advantaged global categories; its technological leadership in these categories; its ability to drive consumer trade-up around the world to better-performing, premium products; and the Company’s culture, which is defined by a constant turnaround mentality and a drive for total innovation.

Mr. Kilts’ comments were made during a presentation in Scottsdale to a gathering of more than 500 financial analysts and institutional investors at the annual conference of the Consumer Analyst Group of New York.

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FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

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